UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 21, 2020

DATE, TIME AND PLACE: On May 21, 2020, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on the election of the members of the Company's Audit Committee for a new term of office.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED, pursuant to article 17, XXI, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, the election of the members of the Audit Committee of the Company, for a one 1 (one) year term, which shall be postponed until the investiture of the members that shall be elected on the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2021, as follows: Mrs. Deborah Stern Vieitas, Brazilian citizen, single, public administrator and journalist, bearer of the Brazilian Identity Card RG nº 3.839.280-X SSP/SP, enrolled with CPF/MF under nº. 013.968.828-55, as Coordinator, in accordance with §1º of article 30 of the Company's Bylaws; Mr. Luiz Carlos Nannini, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 9.221.586-5 SSP/SP, enrolled with CPF/MF nº 038.563.538-95, as technical qualified member, pursuant to article 12, §2º of the CMN Resolution nº 3.198/2004; Mrs. Maria Elena Cardoso Figueira, Brazilian citizen, divorced, economist, bearer of Identity Card RG nº  06.999.925-8 DIC/RJ, enrolled with CPF/MF under nº  013.908.247-64; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in article 147, of the Corporate Law, as well as that they comply with the requirements established in Resolutions 4.122/2012 and 3.198/2004 as amended by Resolution 4.329/2014, of the National Monetary Council, and that they will only be vested in the positions for which they were elected following the confirmation of their election by the Brazilian Central Bank.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía e Marília Artimonte Rocca – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 21, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer